UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

INVESTORS CAPITAL HOLDINGS, LTD.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE

(Title of Class of Securities)

46147M108 (CUSIP Number)

December 5, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46147M108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robino Stortini Holdings LLC - 14-1881876
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 330,800 shares 6. Shared Voting Power 0 shares 7. Sole Dispositive Power 330,800 shares 8. Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 330,800 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.7%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 46147M108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael A. Stortini
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 900 shares 6. Shared Voting Power 330,800 shares 7. Sole Dispositive Power 900 shares 8. Shared Dispositive Power 330,800 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 331,700 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.8%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 46147M108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Charles J. Robino
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0 shares 6. Shared Voting Power 330,800 shares 7. Sole Dispositive Power 0 shares 8. Shared Dispositive Power 330,800 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 330,800
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.7%
12.	Type of Reporting Person (See Instructions) IN

Item 1	(a)	Name of Issuer:

Investors Capital Holdings, Ltd.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

230 Broadway E.
Lynnfield, Massachusetts 01940

Item 2	(a)	Name of Person Filing:

Robino Stortini Holdings LLC (“RSH”)
Michael A. Stortini (“Stortini”)
Charles J. Robino (“Robino”)

Item 2	(b)	Address of Principal Business Office:

6 Larch Avenue, Suite 101
Wilmington, Delaware 19804

Item 2	(c)	Citizenship:

RSH is a Delaware limited liability company
Stortini and Robino are citizens of the United States

Item 2	(d)	Title of Class of Securities:

Common Stock

Item 2	(e)	CUSIP Number:

46147M108

Item 3		Type of Person:

Not Applicable

Item 4	Ownership (at December 5, 2005):

(a) Amount beneficially owned: RSH – 330,800 shares
Stortini – 331,700 shares
Robino – 330,800 shares

(b) Percent of class: RSH - 5.7%
Stortini - 5.8%
Robino - 5.7%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

RSH – 330,800
Stortini - 900
Robino - 0

(ii) shared power to vote or to direct the vote:

RSH - 0
Stortini – 330,800
Robino - 330,800

(iii) sole power to dispose or to direct the disposition of:

RSH - 330,800
Stortini - 900
Robino - 0

(iv) shared power to dispose or to direct the disposition of:

RSH - 0
Stortini - 330,800
Robino - 330,800

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

The shares reported herein have been acquired by RSH and Stortini personally. Pursuant to the operating agreement, as restated and amended, of RSH, Stortini and Robino, as the general managers of RSH, have the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. RSH and Robino disclaim beneficial ownership of all shares held personally by Stortini. Stortini and Robino disclaim beneficial ownership of all shares held by RSH beyond their pro rata ownership interest in RSH.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

This Schedule 13G is filed by RSH, Michael A. Stortini and Charles J. Robino.

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2005	ROBINO STORTINI HOLDINGS LLC

	By:	/s/ Michael A. Stortini
	Name:	Michael A. Stortini
	Title:	Manager

/s/ Michael A. Stortini
Michael A. Stortini

/s/ Charles J. Robino
Charles J. Robino